As required by National Instrument 51-102, Continuous Disclosure Obligations, we have reviewed the information contained in the Company’s Notice of Change of Auditor dated October 26, 2012 and agree with the information contained therein, based upon our knowledge of the information relating to the said Notice and of the Company at this time.

MNP LLP Chartered Accountants
cc:	Emgold Mining Corporation

ACCOUNTING › CONSULTING › TAX 2300, 1055 DUNSMUIR STREET, BOX 49148, VANCOUVER, BC V7X 1J1 1.877.688.8408 P: 1.877.688.8408 F: 604.685.8594 mnp.ca

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